SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                                DIVERSIFAX, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   255113 30 0
                                 --------------
                                 (CUSIP NUMBER)

                                    Ming Yang
                              c/o Vincent J. McGill
                             Eaton & Van Winkle LLP
                                  3 Park Avenue
                            New York, New York 10016
                                 (212) 779-9910
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 11, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No. 180239 20 4
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ming Yang
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CHINA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     5,024,400
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            5,024,400
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,024,400 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.6%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
** Based upon 27,017,262 shares of Issuer's Common Stock issued and outstanding as of December 11, 2006.

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Diversifax, Inc., a Delaware corporation (the "Company"), with its principal executive offices at Shennan Zhong Road, PO Box 031-114, Shenzhen, China 518110.

Item 2. Identity and Background

            (a) Ming Yang ("Yang"), as Reporting Person.

            (b) Yang has a business address at No.501 Bo Hai Road, Shouguang City, Shandong Province, China.

            (c) Yang serves as an executive officer of Shouguang City Haoyuan Chemical Company Limited.

            (d) Yang has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Yang has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Yang is a citizen of the China.

Item 3. Source and Amount of Funds

      On December 10, 2006, Yang executed that certain Agreement and Plan of Merger by and among the Company, DFAX Acquisition Vehicle, Inc. ("DFAX"), Upper Class Group Limited ("UCG"), and Yang, Wenxiang Yu, Zhi Yang, Yundai Liu, Yongxia Cao, China US Bridge Capital Limited, First Capital Limited, Shenzhen Huayin Guaranty and Investment Company Limited, and Shenzhen Dingyi Investment Company Limited (collectively, the "UCG Shareholders") (the "Merger Agreement"), the form of which is attached as Exhibit A hereto, whereby Yang acquired the 5,024,400 shares of the Common Stock in exchange for shares of UCG (the "Merger Transaction").

Item 4. Purpose of Transaction

      The purpose of the Merger Transaction was to acquire a controlling interest in the Company. The Common Stock to be acquired by Yang in the Merger Transaction, totaling 5,024,400 shares of the Company's common stock, constitutes 18.6% of the issued and outstanding shares of the Company.

Item 5. Interest in Securities of the Issuer

            (a) Yang owns 5,024,400 shares of Common Stock of the Company, which constitutes 18.6% of the issued and outstanding shares of the Company's Common Stock.

            (b) Yang has the sole power to vote or dispose of 5,024,400 shares of the Company's Common Stock held in his name.

            (c) Other than the Merger Transaction described in this Schedule 13D, the Reporting Person has not effected any transaction involving the Company's securities within the sixty (60) preceding days.

            (d) Unknown

            (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Reference is made to the Merger Agreement, which is incorporated as Exhibit A and which is incorporated herein by reference.

      Other than the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be filed as Exhibits

      Exhibit No.         Exhibit
      -----------         -------

          A Form of Agreement and Plan of Merger dated December 10, 2006 by and among the Company, DFAX, UCG and the UCG Shareholders.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2006                               /s/ Ming Yang
                                                --------------------------------
                                                Ming Yang

                                    Exhibit A

                                                                  Execution Copy

                          AGREEMENT AND PLAN OF MERGER

      This AGREEMENT AND PLAN OF MERGER (this "Agreement") has been made as of December 10, 2006, by and among Diversifax, Inc., a Delaware corporation ("DSFX"), DFAX Acquisition Vehicle, Inc., a Delaware corporation and a wholly-owned Subsidiary of DSFX ("Sub"), Upper Class Group Limited, a British Virgin Islands corporation ("UCG"), and the shareholders of UCG, each of whom is identified on Schedule A to this Agreement (the "UCG Shareholders").

      Whereas, the respective Boards of Directors of DSFX, Sub and UCG have approved the merger, pursuant and subject to the terms and conditions of this Agreement, of Sub with and into UCG (the "Merger"), whereby all of the issued and outstanding shares of the Common Stock of UCG (the "UCG Common Stock") will be converted into the right to receive a specified number of shares of the Common Stock of DSFX (the "DSFX Common Stock"); and the parties each desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

      Now, Therefore, in consideration of the premises and the representations, warranties and covenants herein contained, the parties agree to effect the Merger on the terms and conditions herein provided and further agree as follows:

                             ARTICLE 1. DEFINITIONS

      1.1   Definitions.

      In addition to the other definitions contained in this Agreement, the following terms will, when used in this Agreement, have the following respective meanings:

      "Affiliate" means a Person that, directly or indirectly, controls, is controlled by, or is under common control with, the referenced party.

      "Claim" means any contest, claim, demand, assessment, action, suit, cause of action, complaint, litigation, proceeding, hearing, arbitration, investigation or notice of any of the foregoing involving any Person.

      "Closing" means the consummation of the Merger.

      "Code" means the Internal Revenue Code of 1986, as amended, together with all rules and regulations promulgated thereunder.

      "Constituent Corporations" means UCG and Sub, as the constituent corporations of the Merger.

      "GAAP" means United States generally accepted accounting practices.

      "GCL" means the Delaware General Corporation Law.

      "Person" means and includes any individual, partnership, corporation, trust, company, unincorporated organization, joint venture or other entity, and any Governmental Entity.

      "Record Holder" means a holder of record of UCG Common Stock as shown on the regularly maintained stock transfer records of UCG.

      "Subsidiary" means, with respect to any Person, any corporation, partnership, joint venture, trust or other entity of which such Person, directly or indirectly through an Affiliate, owns an amount of voting securities, or possesses other ownership interests, having the power, direct or indirect, to elect a majority of the Board of Directors or other governing body thereof.

      "Surviving Corporation" means UCG, as the surviving corporation of the Merger.

      "U.S." means the United States of America.

      1.2   Interpretation.

      In this Agreement, unless the express context otherwise requires:

            (a) the words "herein," "hereof" and "hereunder and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement;

            (b) references to "Article" or "Section" are to the respective Articles and Sections of this Agreement, and references to "Exhibit" or "Schedule" are to the respective Exhibits and Schedules annexed hereto;

            (c) references to a "party" means a party to this Agreement and include references to such party's successors and permitted assigns;

            (d) references to a "third party" means a Person that is neither a Party to this Agreement nor an Affiliate thereof;

            (e) the terms "dollars" and "$" means U.S. dollars;

            (f) terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

            (g) the masculine pronoun includes the feminine and the neuter, and vice versa, as appropriate in the context; and

            (h) wherever the word "include," "includes" or "including is used in this Agreement, it will be deemed to be followed by the words "without limitation."

                              ARTICLE 2. THE MERGER

      2.1   Effective Time of the Merger.

      Subject to the provisions of this Agreement, the Merger will be consummated by the filing with the Secretary of State of the State of Delaware and the appropriate corporation office in the British Virgin Islands ("BVI") of articles of merger, in such form as required by, and signed and attested in accordance with, the relevant provisions of the GCL and the corporate law of the BVI, as the case may be (the time of such filing or such later time and date as is specified in such filing being the "Effective Time").

      2.2   Closing.

      The Closing will take place at 10:00 a.m., local time, on the earliest date practicable after all of the conditions set forth in Articles 7 and 8 are satisfied or waived by the appropriate party (the "Closing Date").

      2.3   Effects of the Merger.

      By virtue of the Merger and without the necessity of any action by or on behalf of the Constituent Corporations, or either of them:

            (a) at the Effective Time, (i) the separate existence of Sub will cease, and Sub will be merged with and into UCG, and (ii) the certificate of incorporation and bylaws of UCG as in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended; and

            (b) at and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations will be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest will be thereafter as effectually be the property of the Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, will not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations will be preserved unimpaired, and all debts, liabilities and duties of the respective Constituent Corporations will thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been incurred or contracted by it.

                  ARTICLE 3. EFFECT OF MERGER ON CAPITAL STOCK

      3.1   Effect on Capital Stock.

      As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of UCG Common Stock or of shares of the capital stock of Sub:

            (a) Capital Stock of Sub. Each issued and outstanding share of the capital stock of Sub will be converted into the right to receive one fully paid and non-assessable share of the capital stock of the Surviving Corporation.

            (b) Cancellation of Treasury Stock. Shares of UCG Common Stock, if any, that are held by UCG as treasury stock will be cancelled and retired and will cease to exist, and no Merger Consideration will be delivered in exchange therefor. Shares of DSFX Common Stock, if any, owned by UCG as of the Effective Time will remain unaffected by the Merger.

            (c) Exchanged Shares; Stock Merger Consideration.

                  (i) "Exchanged Shares" means all shares of UCG Common Stock issued and outstanding immediately prior to the Effective Time other than shares of UCG Common Stock, if any, held by UCG as treasury stock.

                  (ii) The consideration payable in the Merger will consist of an aggregate of twenty six million five hundred thousand (26,500,000) shares of DSFX Common Stock, which shall be distributed among the UCG Shareholders in accordance with Schedule A hereto (the "Stock Merger Consideration").

            (d) Exchange of Exchanged Shares for Stock Merger Consideration. As of the Effective Time, by virtue of the Merger, each issued and outstanding Exchanged Share will be converted into the right to receive the Stock Merger Consideration, payable, to the Record Holders of Exchanged Shares at the Effective Time. As of the Effective Time, all shares of UCG Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the Stock Merger Consideration therefor, without interest, upon the surrender of such certificate in accordance with Section 3.2.

        3.2 Exchange of Stock Merger Consideration for Exchanged Shares.

            (a) Exchange. On the Closing Date, the holders of all of the UCG Common Stock shall deliver to DSFX certificates or other documents evidencing all of the issued and outstanding UCG Common Stock, duly endorsed in blank or with executed power attached thereto in transferable form. In exchange for all of the UCG Common Stock tendered pursuant hereto, DSFX shall issue to UCG Shareholders the Stock Merger Consideration.

            (b) No Further Ownership Rights in UCG Common Stock. All shares of DSFX Common Stock issued upon the surrender for exchange of shares of UCG Common Stock in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of UCG Common Stock, and there will be no further registration of transfers of the shares of UCG Common Stock (other than shares held directly or indirectly by DSFX) after the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or its transfer agent for any reason, such Certificates will be cancelled and exchanged as provided by this Article 3.

                ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF UCG

      UCG represents and warrants to DSFX and to Sub as follows, as of the date hereof and as of the Closing Date:

      4.1   Organization.

      UCG is a corporation duly organized, validly existing and in good standing under the laws of British Virgin Island and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign entity in the country or states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the attached Schedules (as hereinafter defined) are complete and correct copies of the articles of incorporation, bylaws and amendments thereto as in effect on the date hereof. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of UCG's certificate of incorporation or bylaws. UCG has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws or otherwise to authorize the execution and delivery of this Agreement.

      4.2   Capitalization.

      The authorized capitalization of UCG consists of 50,000 shares of common stock, no par value and no preferred shares. As of the date hereof, there are 50,000 shares of common stock issued and outstanding. All issued and outstanding common shares have been legally issued, fully paid, are nonassessable and not issued in violation of the preemptive rights of any other person. UCG has no other securities, warrants or options authorized or issued.

      4.3   Subsidiaries.

      UCG owns 100% of Shouguang City Haoyuan Chemical Company Limited, a corporation organized under the laws of China.

      4.4   Tax Matters; Books & Records

            (a) The books and records, financial and others, of UCG are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

            (b) UCG has no liabilities with respect to the payment of any country, federal, state, county, local or other taxes (including any deficiencies, interest or penalties).

            (c) UCG shall remain responsible for all debts incurred prior to the closing.

      4.5   Information.

      The information concerning UCG as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

      4.6   Title and Related Matters.

      UCG has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interests in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. Except as set forth in the Schedules attached hereto, UCG owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with UCG's business. Except as set forth in the attached Schedules, no third party has any right to, and UCG has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of UCG or any material portion of its properties, assets or rights.

      4.7   Litigation and Proceedings

      There are no actions, suits or proceedings pending or threatened by or against or affecting UCG, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse effect on the business, operations, financial condition, income or business prospects of UCG. UCG does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

      4.8   Contracts.

      On the Closing Date, except as set forth on Schedule 4.8:

            (a) there are no material contracts, agreements, franchises, license agreements, or other commitments to which UCG is a party or by which it or any of its properties are bound;

            (b) UCG is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award which materially and adversely affects, or in the future may (as far as UCG can now foresee) materially and adversely affect, the business, operations, properties, assets or conditions of UCG; and

            (c) UCG is not a party to any material oral or written: (i) contract for the employment of any officer or employee; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension, benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guaranties of obligations, which, in the aggregate exceeds $1,000; (v) consulting or other contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreement; or (vii) contract, agreement, or other commitment involving payments by it for more than $10,000 in the aggregate.

      4.9   No Conflict With Other Instruments.

      The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which UCG is a party or to which any of its properties or operations are subject.

      4.10  Material Contract Defaults.

      To the best of UCG's knowledge and belief, it is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of UCG, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which UCG has not taken adequate steps to prevent such a default from occurring.

      4.11  Governmental Authorizations.

      To the best of UCG's knowledge, UCG has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by UCG of the transactions contemplated hereby.

      4.12  Compliance With Laws and Regulations.

      To the best of UCG's knowledge and belief, UCG has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of UCG or would not result in UCG's incurring any material liability.

      4.13  Insurance.

      All of the insurable properties of UCG are insured for UCG's benefit under valid and enforceable policy or policies containing substantially equivalent coverage and will be outstanding and in full force at the Closing Date.

      4.14  Approval of Agreement.

      The directors of UCG have authorized the execution and delivery of the Agreement and have approved the transactions contemplated hereby.

      4.15  Material Transactions or Affiliations.

      As of the Closing Date, there will exist no material contract, agreement or arrangement between UCG and any person who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known by UCG to own beneficially, ten percent (10%) or more of the issued and outstanding Common Shares of UCG and which is to be performed in whole or in part after the date hereof. UCG has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into any other material transactions with, any such affiliated person.

                ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF DSFX

      DSFX represents and warrants to UCG, as of the date hereof and as of the Closing Date, as follows:

      5.1   Organization.

      DSFX is a corporation duly organized, validly existing, and in good standing under the laws of Delaware and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the jurisdiction in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not violate any provision of DSFX's articles of incorporation or bylaws. DSFX has full power, authority and legal right and has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement.

      5.2   Capitalization.

      The authorized capitalization of DSFX consists of 70,000,000 shares of common stock, $0.001 par value per share. As of the date hereof, DSFX has approximately 517,262 shares of common stock outstanding. All issued and outstanding shares are legally issued, fully paid and nonassessable and are not issued in violation of the preemptive or other rights of any person.

      5.3   Subsidiaries.

      DSFX has no subsidiaries other than Sub.

      5.4   Tax Matters: Books and Records.

            (a) The books and records, financial and others, of DSFX are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

            (b) DSFX has no liabilities with respect to the payment of any country, federal, state, county, or local taxes (including any deficiencies, interest or penalties).

            (c) DSFX shall remain responsible for all debts incurred by DSFX prior to the date of closing.

      5.5   Litigation and Proceedings.

      There are no actions, suits, proceedings or investigations pending or threatened by or against or affecting DSFX or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse affect on the business, operations, financial condition or income of DSFX DSFX is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.

      5.6   Material Contract Defaults.

      DSFX is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of DSFX, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which DSFX has not taken adequate steps to prevent such a default from occurring.

      5.7   Information.

      The information concerning DSFX as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made in light of the circumstances under which they were made, not misleading.

      5.8   Title and Related Matters.

      DSFX has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interest in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. DSFX owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with DSFX's business. No third party has any right to, and DSFX has not received any notice of infringement of or conflict with asserted rights of other with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly on in the aggregate, if the subject of an unfavorable decision ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of DSFX or any material portion of its properties, assets or rights.

      5.9   Contracts.

      On the Closing Date:

            (a) There are no material contracts, agreements franchises, license agreements, or other commitments to which DSFX is a party or by which it or any of its properties are bound;

            (b) DSFX is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award materially and adversely affects, or in the future may (as far as DSFX can now foresee) materially and adversely affect, the business, operations, properties, assets or conditions of DSFX; and

            (c) DSFX is not a party to any material oral or written: (i) contract for the employment of any officer or employee; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guaranties, of obligations, which, in the aggregate exceeds $1,000; (v) consulting or other contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreement; (vii) contract, agreement or other commitment involving payments by it for more than $10,000 in the aggregate.

      5.10  Compliance With Laws and Regulations.

      To the best of DSFX's knowledge and belief, DSFX has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of DSFX or would not result in DSFX incurring material liability.

      5.11  Insurance.

      DSFX maintains no insurance policies.

      5.12  Approval of Agreement.

      The directors of DSFX have authorized the execution and delivery of the Agreement by and have approved the transactions contemplated hereby.

      5.13  Material Transactions or Affiliations.

      There are no material contracts or agreements of arrangement between DSFX and any person, who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known to beneficially own ten percent (10%) or more of the issued and outstanding Common Shares of DSFX and which is to be performed in whole or in part after the date hereof. Except as disclosed in Schedule 5.13, DSFX has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into material transactions with any such affiliated person.

      5.14  No Conflict With Other Instruments.

      The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which DSFX is a party or to which any of its properties or operations are subject.

      5.15  Governmental Authorizations.

      DSFX has all licenses, franchises, permits or other governmental authorizations legally required to enable it to conduct its business in all material respects as conducted on the date hereof. Except for compliance with federal and state securities and corporation laws, as hereinafter provided, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by DSFX of this Agreement and the consummation of the transactions contemplated hereby.

                          ARTICLE 6. SPECIAL COVENANTS

      6.1   Access to Properties and Records.

      Prior to closing, DSFX and UCG will each afford to the officers and authorized representatives of the other full access to the properties, books and records of each other, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other and each will furnish the other with such additional financial and operating data and other information as to the business and properties of each other, as the other shall from time to time reasonably request.

      6.2   Availability of Rule 144.

      DSFX and UCG Shareholders holding "restricted securities, " as that term is defined in Rule 144 promulgated pursuant to the Securities Act will remain as "restricted securities". DSFX is under no obligation to register such shares under the Securities Act, or otherwise. The stockholders of DSFX and UCG holding restricted securities of DSFX and UCG as of the date of this Agreement and their respective heirs, administrators, personal representatives, successors and assigns, are intended third party beneficiaries of the provisions set forth herein. The covenants set forth in this Section 6.2 shall survive the Closing and the consummation of the transactions herein contemplated.

      6.3   The Stock Merger Consideration.

      The consummation of this Agreement, including the issuance of the DSFX Common Shares to the UCG Shareholders as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes that depend, inter alia, upon the circumstances under which the UCG Shareholders acquire such securities.

      6.4   Third Party Consents.

      DSFX and UCG agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein contemplated.

      6.5   Actions Prior and Subsequent to Closing.

            (a) From and after the date of this Agreement until the Closing Date, except as permitted or contemplated by this Agreement, DSFX and UCG will each use its best efforts to:

                  (i) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty;

                  (ii) maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it; and

                  (iii) perform in all material respects all of its obligations under material contracts, leases and instruments relating to or affecting its assets, properties and business.

            (b) From and after the date of this Agreement until the Closing Date, DSFX will not, without the prior consent of UCG:

                  (i) except as otherwise specifically set forth herein, make any change in its articles of incorporation or bylaws;

                  (ii) declare or pay any dividend on its outstanding Common Shares, except as may otherwise be required by law, or effect any stock split or otherwise change its capitalization, except as provided herein;

                  (iii) enter into or amend any employment, severance or agreements or arrangements with any directors or officers;

                  (iv) grant, confer or award any options, warrants, conversion rights or other rights not existing on the date hereof to acquire any Common Shares; or

                  (v) purchase or redeem any Common Shares.

      6.6   Indemnification.

            (a) DSFX hereby agrees to indemnify UCG, each of the officers, agents and directors and current shareholders of UCG as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject to or rising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement; and

            (b) UCG hereby agrees to indemnify DSFX, each of the officers, agents, directors and current shareholders of DSFX as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

      6.7 UCG Shareholder Representations. Each of the UCG Shareholders represents and warrants as follows:

            (a) as of the date of this Agreement each of the UCG Shareholders was, and at the Closing Date it is, an "accredited investor" as defined in Rule 501(a) under the Securities Act. Such UCG Shareholder has not been formed solely for the purpose of acquiring the DSFX Common Stock. Each UCG Shareholder is not a registered broker-dealer under Section 15 of the Exchange Act.

            (b) each of the UCG Shareholders are knowledgeable and experienced in finance and business matters and thus they are able to evaluate the risks and merits of acquiring the shares of Common Stock of DSFX;

            (c) each of the UCG Shareholders are able to bear the economic risk of purchasing the DSFX common stock;

            (d) DSFX has provided the UCG Shareholders with access to the type of information normally provided in a prospectus;

            (e) DSFX did not use any form of public solicitation or general advertising in connection with the issuance of the shares;

            (f) as to the following UCG Shareholders (Ming Yang, Wenxiang Yu, Zhi Yang, Yundai Liu, Yongxia Cao, First Capital Limited, China US Bridge Capital Limited, Shenzhen Dingyi Investment Company Limited, and Shenzhen Huayin Guaranty and Investment Company Limited (collectively the "Offshore UCG Shareholders") the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, each of the Offshore UCG Shareholders was outside the United States (in China), or DSFX and any person acting on its behalf reasonably believed that each Offshore UCG Shareholders was outside the United States, or (B) the transaction was not executed on or through the facilities of the Over the Counter Bulletin Board and neither DSFX nor any person acting on its behalf knows that the transaction has been prearranged with a person in the United States;

            (g) the transactions contemplated hereby are bona fide and not for the purpose of "washing off' the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the 1933 Act);

            (h) each of the UCG Shareholders understands and acknowledges that none of the DSFX Common Stock has been registered under the Securities Act. Each UCG Shareholder is acquiring the DSFX Common Stock as principal for its own account and not with a view to or for distributing or reselling such securities or any part thereof, without prejudice, however, to such UCG Shareholder's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such UCG Shareholder to hold the securities for any period of time. Such UCG Shareholder is acquiring the DSFX Common Stock hereunder in the ordinary course of its business. Such UCG Shareholders does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the DSFX Common Stock.

               ARTICLE 7. CONDITIONS PRECEDENT TO THE OBLIGATIONS
                                 OF DSFX AND SUB

      The obligations of DSFX and Sub under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

      7.1   Accuracy of Representations.

      The representations and warranties made by UCG in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at the Closing Date (except for changes therein permitted by this Agreement), and UCG shall have performed or compiled with all covenants and conditions required by this Agreement to be performed or complied with by UCG prior to or at the Closing UCG shall be furnished with a certificate, signed by a duly authorized officer of UCG and dated the Closing Date, to the foregoing effect.

      7.2   Director Approval.

      The Board of Directors of DSFX shall have approved this Agreement and the transactions contemplated herein.

      7.3   Officer's Certificate.

      DSFX shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized officer of UCG to the effect that: (a) the representations and warranties of UCG set forth in the Agreement and in all exhibits, schedules and other documents furnished in connection herewith are in all material respects true and correct as if made on the Effective Date; (b) UCG has performed all covenants, satisfied all conditions, and complied with all other terms and provisions of this Agreement to be performed, satisfied or complied with by it as of the Effective Date; (c) since such date and other than as previously disclosed to DSFX, UCG has not entered into any material transaction other than transactions which are usual and in the ordinary course if its business; and (d) no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of UCG, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the UCG Schedules, by or against UCG which might result in any material adverse change in any of the assets, properties, business or operations of UCG.

      7.4   No Material Adverse Change.

      Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of UCG.

      7.5   Other Items.

      DSFX shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as DSFX may reasonably request.

               ARTICLE 8. CONDITIONS PRECEDENT TO THE OBLIGATIONS
                         OF UCG AND THE UCG SHAREHOLDERS

      The obligations of UCG and the UCG Shareholders under this Agreement are subject to the satisfaction, at or before the Closing date (unless otherwise indicated herein), of the following conditions:

      8.1   Accuracy of Representations.

      The representations and warranties made by DSFX in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and DSFX shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by DSFX prior to or at the Closing. UCG shall have been furnished with a certificate, signed by a duly authorized executive officer of DSFX and dated the Closing Date, to the foregoing effect.

      8.2   Director Approval.

      The Board of Directors of UCG shall have approved this Agreement and the transactions contemplated herein.

      8.3   No Material Adverse Change.

      Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of DSFX

                             ARTICLE 9. TERMINATION

      9.1   Termination Rights.

            (a) This Agreement may be terminated by the board of directors or majority interest of Shareholders of either DSFX or UCG, respectively, at any time prior to the Closing Date if:

                  (i) there shall be any action or proceeding before any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; or

                  (ii) any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions.

      In the event of termination pursuant to this paragraph (a), no obligation, right, or liability shall arise hereunder and each party shall bear all of the expenses incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

            (b) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of DSFX if UCG shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of UCG contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to UCG. If this Agreement is terminated pursuant to this paragraph (b), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

            (c) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of UCG if DSFX shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of DSFX contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to DSFX If this Agreement is terminated pursuant to this paragraph (d), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

            (d) In the event of termination pursuant to paragraph (b) and (c) hereof, the breaching party shall bear all of the expenses incurred by the other party in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

                            ARTICLE 10. MISCELLANEOUS

      10.1 Brokers and Finders.

      Each party hereto hereby represents and warrants that it is under no obligation, express or implied, to pay certain finders in connection with the bringing of the parties together in the negotiation, execution, or consummation of this Agreement. The parties each agree to indemnify the other against any claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

      10.2 Law, Forum and Jurisdiction.

      This Agreement shall be construed and interpreted in accordance with the laws of the State of New York, United States of America, except for applicable provisions of the Delaware General Corporation Law, which shall control to the extent applicable.

      10.3 Notices.

      Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

      If to DSFX: 10880 Wilshire Blvd Suite 2250, Los Angeles, CA 90024

      If to UCG: Haoyuan Chemical Company Limited, Chengming Industrial Park, Shouguang City, Shandong, P.R. China 262714

      or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

      10.4  Attorneys' Fees.

      In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

      10.5  Confidentiality.

      Each party hereto agrees with the other party that, unless and until the transactions contemplated by this Agreement have been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (i) to the extent such data is a matter of public knowledge or is required by law to be published; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

      10.6  Schedules; Knowledge.

      Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.

      10.7  Third Party Beneficiaries.

      This contract is solely among the parties hereto and except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

      10.8  Entire Agreement.

      This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

      10.9  Survival; Termination.

      The representations, warranties and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for 18 months.

      10.10 Counterparts.

      This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

      10.11 Amendment or Waiver.

      Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

      10.12 Expenses.

      Each party herein shall bear all of their respective cost s and expenses incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation thereof.

      10.13 Headings; Context.

      The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

      10.14 Benefit.

      This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

      10.15 Public Announcements.

      Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

      10.16 Severability.

      In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

      10.17 Failure of Conditions; Termination.

      In the event of any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, either of the parties have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement. In such event, the party that has failed to fulfill the conditions specified in this Agreement will liable for the other parties legal fees. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

      10.18 No Strict Construction.

      The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

      10.19 Execution Knowing and Voluntary.

      In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprized by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

      10.20 Amendment.

      At any time after the Closing Date, this Agreement may be amended by both parties, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

                            [Signature page follows]

      In Witness Whereof, DSFX, Sub and UCG, each pursuant to the approval and authority duly given, as well as the UCG Shareholders, have caused this Agreement and Plan of Merger to be executed as of the date first above written.

                                               Diversifax, Inc.


                                               By:
                                                   -----------------------------
                                                   Juxiang Yu
                                                   President and Chief Executive
                                                   Officer

                                               DFAX Acquisition Vehicle, Inc.


                                               By:
                                                   -----------------------------
                                                   Juxiang Yu
                                                   Its Chairman of the Board and
                                                   Chief Executive Officer

                                              Upper Class Group Limited


                                               By:
                                                   -----------------------------
                                                   Its

                                  UCG
                                  Shareholders


                                                 First Capital Limited
---------------------------
Ming Yang
                                               By:
                                                   -----------------------------
                                               Name/
---------------------------                    Title
Wenxiang Yu


                                                 Shenzhen Dingyi Investment
---------------------------                      Company Limited
Zhi Yang

                                               By:
                                                   -----------------------------
                                               Name/
                                               Title

---------------------------
Yundai Liu

                                                 China US Bridge Capital Limited


                                               By:
---------------------------                        -----------------------------
Yongxia Cao                                    Name/
                                               Title

                                                 Shenzhen Huayin Guaranty and
                                                 Investment Company Limited


                                               By:
                                                   -----------------------------
                                               Name/
                                               Title

                                   SCHEDULE A

                                UCG SHAREHOLDERS

                                 UCG Common Stock                     Shares of Diversifax, Inc.
Name of UCG Shareholder            Ownership %       Shares of UCG          Common Stock
------------------------------------------------------------------------------------------------
Ming Yang                             18.96%             9,480               5,024,400

Wenxiang Yu                           18.96%             9,480               5,024,400

Zhi Yang                              12.64%             6,320               3,349,600

Yundai Liu                             6.32%             3,160               1,674,800

Yongxia Cao                            6.32%             3,160               1,674,800
------------------------------------------------------------------------------------------------
Shenzhen Huaying Guaranty and          6.3%              3,150               1,669,500
Investment Company Limited
------------------------------------------------------------------------------------------------
First Capital Limited                   11%              5,500               2,915,000
------------------------------------------------------------------------------------------------
Shenzhen Dingyi Investment             9.5%              4,750               2,517,500
Company Limited
------------------------------------------------------------------------------------------------
China US Bridge Capital Limited         10%              5,000               2,650,000
------------------------------------------------------------------------------------------------